UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch® Entertainment Launches Strategic Joint Venture with ® Entertainment Launches Strategic Joint Venture with

CSC Global Technologies to Enter Multi-Billion Dollar

Digital Film Distribution Industry

JOINT VENTURE ENABLES PEACE ARCH TO DELIVER FILM LIBRARY AND

THIRD PARTY CONTENT THROUGH VIDEO-ON-DEMAND AND IP TELEVISION

Toronto – December 5, 2006 – Peace Arch® Entertainment Group Inc. (AMEX:PAE) (TSX:PAE.TO), an innovative film and television entertainment company, announced today that it has signed a joint venture agreement with CSC Global Technologies Inc. to launch a digital film distribution subsidiary to capitalize on the fast-growing marketplace for delivery of film and television programming via the Internet and video-on-demand.

Peace Arch will employ CSC’s state-of-the-art video and audio compression technologies and Digital Rights Management Software to digitally distribute its expanding library of film, television and other entertainment content.

Digital distribution technologies are an increasingly important component of the global entertainment industry.  Consumer spending for digitally distributed entertainment content is expected to increase from $19 billion in 2005 to an estimated $67 billion in 2010, according to PricewaterhouseCoopers.

CSC is a world leader in video and audio compression with the ability to deliver high-definition television (HDTV) signals over a DSL or high speed Internet cable connection. The CSC technology provides completely scalable piracy security and territory access controls to both wired and wireless devices.

Gary Howsam, Chief Executive Officer of Peace Arch Entertainment said, “Innovations in digital technology are revolutionizing the entertainment industry, none more so than the shift towards the delivery of on-demand content and the Internet marketplace.  Given the advanced capabilities and functionality of CSC’s technology and our own ability to source highly sought after content like our current Sundance invitees “Chapter 27” and “Delirious,” our event television series “The Tudors” and our pending acquisition of the 500+ title Castle Hill/Dream library, we believe that this agreement provides an ideal and safe platform for the worldwide distribution of our expanding catalogue of film and television programming as well as content from other independent suppliers.”

The agreement with CSC kicks off Peace Arch’s plan to work with strategic partners to build a vertically integrated digital business to distribute independent film content worldwide, and to offer content and technology support to other digital program providers. Peace Arch expects to begin business-to-business online services in the near future to support the Company’s current sales initiatives.

“We have worked with Peace Arch for more than six months to bring this project to fruition,” said Garry Saundh, President and Chief Executive Officer of CSC.  “They are exactly the right kind of partner for this venture.  They are aggressive and knowledgeable about the industry and are always looking to expand their horizons.”

Among the more than 20 feature film, television and DVD productions that Peace Arch Entertainment produced or acquired over the past twelve months are "Chapter 27," starring Jared Leto and Lindsay Lohan, the San Sebastian Film Festival prize-winning "Delirious," starring Steve Buscemi, Michael Pitt, and Alison Lohman;  the ten-hour event television series "The Tudors," starring Jonathan Rhys Meyers and Sam Neill and the romantic comedy “Watching The Detectives” starring Cillian Murphy and Lucy Liu.

About CSC Global Technologies Inc.

CSC Global Technologies Inc. is Canadian company that has developed secure enabling technologies that tangibly improve the viability of delivery of streaming and downloaded video content to consumers via Internet portals. We have proven the operability and performance of our technology with our own proprietary proof-of-concept Internet portals and through extensive due diligence by several major players in the Entertainment industry. Our technology is commercialized and has been adopted by major corporations. We have developed the ability to deliver video on wired or wireless connections including wired dial-up, cable, DSL and wireless 1-X and EVDO. We can deliver files either by download or streaming in a wide range of quality from PDA, VHS, TV, DVD to High Definition and Theatrical release.

For more information about CSC Global Technologies contact: Rodger Campbell, Vice President Business Development at rcampbell@cscglobaltech.com

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contact:

     Contact:

     Roy Bodner

     vice president public relations

     Peace Arch Entertainment

     (310) 450-1711

     Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	December 5, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.